August 30, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER EXTENDS HIGH GRADE SILVER-GOLD MINERALIZATION
AND DISCOVERS NEW ZONES AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce the discovery of additional high grade silver-gold mineralization in an extension of the Cata Mine in the core of the Guanajuato Mine Complex. The discovery was made during the course of a detailed deep drilling program being conducted at 12.5 to 25 metre intervals from several drill stations in the Cata Mine access ramp at the 510 metre level, the deepest mining development to date. The drilling program, covering an area of approximately 70 metres down-dip and 100 metres along strike, has been successful in extending silver-gold mineralization below the current level of mining and the existing mineral resource/reserve estimate.

Using information from mining on the upper levels, older drilling, and the new drilling of holes UG11-132 to 137, inclusive, five mineralized zones are now interpreted from the data: the Veta Madre zone, a new Contact zone, the Alto 1 zone, the Alto 1a zone, and the Alto 2 zone. Other significant intersections do not yet have sufficient definition to correlate between holes and have not been named as discrete zones. The “Alto” zones are believed to be shallow dipping (approximately 20 degrees to the southwest) and southeast plunging hanging-wall splays from the Veta Madre. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to approximately five metres.

Highlights of the above observations include Alto 2 zone intersections from UG11-135 that returned 29.44g/t gold and 6,447g/t silver over a width of 3.20 metres, and UG11-137 that returned 7.38g/t gold and 2,114g/t silver over a width of 5.40 metres. The Alto 1a zone in UG11-137 returned 1.82g/t gold and 485g/t silver over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 6.02g/t gold and 1,347g/t silver over a width of 2.25 metres. Highlights from the six drill holes completed to date in 2011 are tabulated below, along with several older holes not previously used in the mineral resource estimate.

“The discovery of new high grade mineralization at depth at Cata is very significant as it not only emphasizes the ongoing potential for new discoveries, but the excellent silver and gold grades will go a long way to boosting our overall grades from this part of the mine”, stated Robert Archer, Great Panther’s President & CEO.

Drilling is being conducted from drill stations in the 510 metre level main access to test each of the “Alto” and Veta Madre zones. Similar mineralization is noted to the 530 metre level in previously drilled wide-spaced holes both 25 metres to the southeast (EUG08-021 and 024) and up to 60 metres to the northwest (UGC10-012 and EUG07-002). Geological modeling of the structures is presently ongoing. Six cross sections have been posted on the Company’s website at www.greatpanther.com which display the new drilling, intersections with grades and widths, general interpretation, and the bottom of the block model from the latest Cata mineral resource/reserve estimate (Company news release December 15th, 2010).

Presently, exploitation at the Cata Mine is being conducted above the 490 metre level, targeted at the Veta Madre mineralization. Production from this area is currently 180 tonnes per day at grades averaging 1.0g/t gold and 250g/t silver and supplies one third of the metal production from the company’s Guanajuato operations. The drilling reported herein was focused on defining the Alto 1, Alto 1a and Alto 2 zones so that they can be sequenced into the mine plan in the latter part of 2011.

There has been virtually no mining of the Alto 1 and 2 zones to date and current Mineral Resources (from the aforementioned December 2010 report) are estimated at 23,000 tonnes grading 2.72g/t gold and 659g/t silver plus 14,000 tonnes grading 2.51g/t gold and 759g/t silver, respectively. These drill results extend the mineralization, and mining of these two zones will start in the fourth quarter as soon as further drilling, currently in progress, has been completed. Plans are underway to extend development along the entire strike length of this area to continue exploratory and definition drilling, access to all of the zones, and provide access to drill further down dip. The drilling will be an integral part of updating the Cata Mine mineral resource/reserve estimate, anticipated for later this year.

Highlights of Deep CATA Drill Holes:

Hole #	From (m)	To (m)	Width (m)	True Width (m)	Gold (g/t)	Silver (g/t)	Zone
UG11-133	2.50	3.50	1.00	0.86	2.80	1130	Alto 1
	9.50	10.55	1.05	0.90	12.50	2610	Contact
	15.90	18.15	2.25	1.94	6.02	1347	Madre

UG11-135	19.60	22.80	3.20	3.01	29.44	6447	Alto 2
	36.40	37.40	1.00	0.94	5.96	2120	Unnamed

	13.35	14.40	1.05	0.90	3.33	3610	Contact
UG11-136	23.40	24.60	1.20	1.03	1.91	514	Madre

UG11-137	5.60	10.40	4.80	4.13	1.82	485	Alto 1a
	15.35	20.75	5.40	4.64	7.38	2114	Alto 2
	24.35	25.55	1.20	1.03	0.97	172	Unnamed

EUG07-002	190.77	194.08	3.31	2.35	5.41	1764	Alto 1

UGC10-012	62.40	63.10	0.70	0.35	6.43	2870	Alto 1

EUG08-021	156.70	159.30	2.60	2.26	2.67	522	Alto 1a

EUG08-024	161.86	165.00	3.14	2.23	2.48	869	Alto 2

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples will be conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.